Exhibit 99.(a)(1)(G) (Press release announcing commencement of Exchange Offer)
FOR IMMEDIATE RELEASE

For More Information, Contact:
John Neale	Laurie Berman/Rob Whetstone
QAD Senior Vice President and Treasurer	PondelWilkinson Inc.
805.566.5117	310.279.5980
investor@qad.com	investor@pondel.com
QAD ANNOUNCES COMMENCEMENT OF EQUITY EXCHANGE PROGRAM
SANTA BARBARA, Calif. — June 17, 2009 — QAD Inc. (NASDAQ: QADI), a leading provider of enterprise software solutions for global manufacturers, announced that today it commenced a one-time Stock Option and Stock Appreciation Right Exchange Program approved by shareholders at the company’s annual shareholder meeting on June 10, 2009.
The exchange offer period commenced on June 17, 2009 and will conclude on July 15, 2009.
Under the program, eligible participants will be able to exchange outstanding stock options and stock-settled stock appreciation rights (SARs) granted under QAD’s 1997 and 2006 Stock Incentive Programs that have an exercise price above the fair market value of QAD stock as of the first business day following the close of the exchange offer period, for a reduced number of SARs at a per share exercise price equal to the fair market value of the company’s common stock on July 16, 2009, the date of issuance of the new SARs.
Eligible participants are defined as all non-director employees; this specifically excludes QAD’s CEO, President, Board members and consultants. The exchange program is not expected to result in significant change to the company’s historical FAS123R stock compensation expense.
For more information, please refer to QAD’s Tender Offer Statement document as filed with the Securities and Exchange Commission on June 17, 2009.

QAD Inc.
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About QAD
QAD is a leading provider of enterprise applications for global manufacturing companies. QAD applications provide critical functionality for managing manufacturing resources and operations within and beyond the enterprise, enabling global manufacturers to collaborate with their customers, suppliers and partners to make and deliver the right product, at the right cost and at the right time. Manufacturers of automotive, consumer products, electronics, food and beverage, industrial and life science products use QAD applications in more than 90 countries and in as many as 27 languages. For more information about QAD, telephone +1 805-566-6000, or visit the QAD Web site at www.qad.com.
“QAD” is a registered trademark of QAD Inc. All other products or company names herein may be trademarks of their respective owners.
Note to Investors: This press release contains certain forward-looking statements. A number of risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. These risks include, but are not limited to, evolving demand for the company’s software products and products that operate with the company’s products; the company’s ability to sustain license and service demand; the company’s ability to leverage changes in technology; the company’s ability to sustain customer renewal rates at current levels; the publication of opinions by industry and financial analysts about the company, its products and technology; the reliability of estimates of transaction and integration costs and benefits; the entry of new competitors or new offerings by existing competitors and the associated announcement of new products and technological advances by them; delays in localizing the company’s products for new or existing markets; the ability to recruit and retain key personnel; delays in sales as a result of lengthy sales cycles; changes in operating expenses, pricing, timing of new product releases, the method of product distribution or product mix; timely and effective integration of newly acquired businesses; general economic conditions; exchange rate fluctuations; and, the global political environment. In addition, revenue and earnings in the enterprise resource planning (ERP) software industry are subject to fluctuations. Software license revenue, in particular, is subject to variability with a significant proportion of revenue earned in the last month of each quarter. Given the high margins associated with license revenue, modest fluctuations can have a substantial impact on net income. Investors should not use any one quarter’s results as a benchmark for future performance. For a more detailed description of the risk factors associated with the company and the industries in which it operates, please refer to the company’s Annual Report on Form 10-K for fiscal 2009 ended January 31, 2009.
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